January 28, 2009

VIA TELEFACSIMILE AND FEDEX

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010

Attn:      Mr. Chris White
       Division of Corporation Finance

RE:        Universal Energy Corp.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 19, 2008
File No. 0-50284

Dear Mr. White,

This correspondence is being filed in response to comments contained in your letter dated December 31, 2008, relating to the above referenced Form 10-KSB and Form 10-Q (File No. 0-50284) filed by Universal Energy Corp. (the “Company”) on April 15, 2008 and November 19, 2008, respectively.  These comments, and the responses on behalf of the Company to these comments, are set forth below.  Our responses are numbered in a manner that corresponds with your comments as set out in your letter dated December 31, 2008.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Critical Accounting Policies, page 25

1.
You disclose in your revenue recognition policy disclosure that you make estimates of the amount of production delivered to the purchaser and the price you will receive at the end of each month, and the variances between your estimates and the actual amounts received from the purchasers are recorded in the month payments are received.  Please identify the type of sales that the estimates relate to, the nature of the estimates and how you have determined that your estimates are accurate.

Response:

We will modify our disclosure in future filings to indicate that the types of estimates relate to the sale of produced natural gas and crude oil.  Each month we record revenue based on the actual sales of crude oil and natural gas.  The estimates we make relate to the average price received throughout the month for those sales.  As the production is relatively steady throughout the month, the estimates for the price received for those sales are relatively accurate as the daily prices for the oil and natural gas sold are readily available. Variances between our estimates and the actual amounts received are recorded in the month payment is received.

Item 8.A Controls and Procedures, page 28

2.
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file and annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting pursuant to Item 308T of Regulation S-B.  Also refer to the guidance at Release 33-8934, which may be found at http://www.sec.gov/rules/final/2008/33-8934.pdf.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In addition, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Response:

As the Company has performed its assessment of internal control over financial reporting, we propose removing the current disclosure under Item 8.a and replacing it with the information below.  Additionally, we will amend the Principal Executive Officer and Principal Financial Officer certifications in an amended 10-KSB to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in the reports we file pursuant to the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Principal Accounting Officer ("PAO") as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide a reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Management designed the disclosure controls and procedures to provide reasonable assurance of achieving the desired control objectives.

We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and PAO, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. As a result of the material weakness in internal control over financial reporting discussed below, our disclosure controls and procedures were not effective as of December 31, 2007.

We believe our financial statements fairly present, in all material respects, the financial position results of operations and cash flows for the interim and annual periods presented in our annual report on Form 10-KSB and quarterly reports on Form 10-QSB. The unqualified opinion of our independent registered public accounting firm on our financial statements for the period ended December 31, 2007 is included in this Form 10-KSB.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Internal control over financial reporting refers to the process designed by, or under the supervision of, our CEO and PAO, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
(2)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management has used the framework set forth in the report entitled Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company's internal control over financial reporting as of December 31, 2007.

As a result of our assessment, management identified one material weakness in internal control over financial reporting as of December 31, 2007. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Reporting of the Valuation of Derivative Instruments
As of December 31, 2007, we have determined that a material weakness in our internal control over the reporting of the valuation of our September and November debentures existed during the third and fourth quarter of 2007. The control deficiency resulted from the lack of effective detective and monitoring controls within internal control over financial reporting over these accounts.  In addition, as previously disclosed, the Company only has two employees and therefore, an adequate segregation of duties is difficult.  Solely as a result of this material weakness, we concluded that our disclosure controls and procedures were not effective as of December 31, 2007.

Management's Remediation Effort Remediation of Valuation of Derivative Instruments
We have taken and will take the following actions to enhance our internal controls: retain additional specialized staff in the preparation of annual and interim financial statements and implement a system of segregation of duties in the processing of transactions within the recording cycle

Changes in Internal Control over Financial Reporting
Except as noted above, there have been no significant changes in our internal controls over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act) during the fiscal year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Consolidated Statements of Operations, page F-4

(3)	Please explain how you calculated the value of the “Excess embedded derivative value”.

Response:

The calculation of our September 2007 and November 2007 Debentures and their related derivatives are as follows:

	September 2007	November 2007
Fair value at closing	$8,621,400	$3,234,400

Face value of the debentures	5,110,294	1,742,647
Original Issue Discount	(1,110,294)	(392,647)
Cash proceeds received by company	4,000,000	1,350,000

Excess of fair value of transaction price	$4,621,400	$1,884,400

As the fair value of the debentures and the derivative instruments exceeded the transaction price (cash received), the Company expensed the excess of fair value in the statement of operations for the amounts listed above under the captions “Charges related to issuance of Sept. 2007 Convertible Debentures & Warrants” and “Charges related to issuance of Nov. 2007 Convertible Debentures & Warrants”.  The “Excess embedded derivative value” is the accretion of the debt discount over the life of the debenture using the effective interest rate method.  The debt was discounted in its entirety as the fair value of the embedded and freestanding derivatives exceed the cash proceeds received by the company.

Convertible Debentures, page F-14

(4)
We noted from review your accounting policies and footnote disclosure that you elected to adopt SFAS 155, Accounting for Certain Hybrid Financial Instruments, to account for and make disclosure of the “September 2007 Convertible Debentures”, the “November 2007 Convertible Debentures”, and the “May 2008 Convertible Debentures”.  Since you have elected to apply SFAS 155 to these debentures, please clarify why you have separately accounted for an embedded derivative with respect to these debentures.  Please clarify how your accounting complies with paragraph 12.b of SFAS 133 and SFAS 155.  In addition, your tabular disclosure on page F-20 appears to contain values related to warrants.  Please clarify why you are accounting for these freestanding derivatives (i.e., warrants) as embedded derivatives.

Response:

The Company made a disclosure error when referring to the adoption of SFAS 155 as it relates to accounting for the “September 2007 Convertible Debentures”, the “November 2007 Convertible Debentures”, and the “May 2008 Convertible Debentures” (collectively, the “Debentures”).  The financial statements of the Company currently reflect the application of SFAS 133 as it relates to the Debentures.   The Black-Scholes model was used to value the Debentures and associated derivatives, both embedded and free-standing.  The Company will amend and correct its disclosure to remove the language regarding the adoption of SFAS 155.  The note entitled “Note 10 – Embedded Derivative Liabilities” and the accompanying tabular disclosure on page F-20 will be relabeled “Derivative Liabilities” to help clarify the summarization of both embedded and free standing derivative liabilities.

(5)
We note that you have included tabular disclosures to summarize the “September 2007 Convertible Debentures” and the “November 2007 Convertible Debentures”, and discounts outstanding at 12/31/2007 in your footnotes.  Please clarify how you have determined the value of the “Warrant derivative discounts”.  Please clarify how you have subsequently accounted for these discounts and how it complies with SFAS 133.

Response:

A portion of the response to Question (3) above is listed below for your reference.

The calculation of our September 2007 and November 2007 Debentures and their related derivatives are as follows:

		September 2007	November 2007
Fair value at closing	(a)	$8,621,400	$3,234,400

Face value of the debentures		5,110,294	1,742,647
Original Issue Discount		(1,110,294)	(392,647)
Cash proceeds received by company		4,000,000	1,350,000

Excess of fair value of transaction price		$4,621,400	$1,884,400

Additionally, the tabular representation of the data listed on page F-16 has been updated with the data from the response to Question 3:

		12/31/07	At closing
September 2007 Debentures at fair value		$5,110,294	$5,110,294
Warrant derivative discount	(b)	(3,245,561)	(4,000,000)
Original issue discount		(900,882)	(1,110,294)
Net convertible debentures		$963,851	$0

The “Warrant derivative discount” is the amount that the debt was discounted at the closing of the debenture offerings due to the fair value of the derivatives and debt as listed above (a).  The difference (b), between the date of closing and 12/31/07 is the accretion of the discount using the effective interest rate method as prescribed by GAAP.  This complies with SFAS 133 as “an embedded derivative instrument is separated from its host contract, the host contract shall be accounted for based on generally accepted accounting principles applicable to instruments of that type that do not contain embedded derivative instruments.”

(6)	Please clarify why your accounting for the excess of the fair value over the transaction price of the Debentures complies with paragraph 16 of SFAS 133.

Response:

This complies with SFAS 133 as “an embedded derivative instrument is separated from its host contract, the host contract shall be accounted for based on generally accepted accounting principles applicable to instruments of that type that do not contain embedded derivative instruments.”  Under GAAP, we have accounted for the debt discount and accreted the debt discount to interest expense over the life of the debt instrument using the effective interest rate method.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 10 – Repricing of September 2007 and November 2007 Debentures,  page 19

(7)
You disclose an expense of $9,404,508 in the 9 months ended 9/30/2008 due to the repricing of the “September 2007 Convertible Debentures” and the “November 2007 Convertible Debentures”.  Please explain how your accounting for this repricing complies with SFAS 133.

Response:

SFAS 133 requires the debentures listed in Question 7 above to be measured at fair value with the changes in fair value recognized in earnings.  The September 2007 and November 2007 Convertible Debentures and related derivatives outstanding at June 9, 2008 were valued at fair value using a the Black Scholes model prior to, and contemporaneous with the change in pricing, resulting in a increase in the fair value of the liability of approximately $9,404,500, which was recorded through the results of operations as a debit to Charges Related to the Repricing the 2007 Debentures.

Footnote No. 3, page  10

(8)
In the tabular disclosure you disclose the balance of embedded derivatives is reduced by $1,501,225 in 2008 due to a conversion of convertible debentures into common stock.  Please identify the related convertible debentures being converted into common stock in 2008.

Response:

In future filings the Company will identify the related convertible debentures.

The September 2007 and November 2007 convertible debentures are now identified in the updated table below:

Balance of Embedded derivative at December 31, 2007	$10,915,752
Fair Value of warrants and conversion feature of the May 2008 debenture at issuance	1,723,649
Conversion of September 2007 convertible debentures into common stock	(1,127,211)
Conversion of November 2007 convertible debentures into common stock	(374,014)
Gain on fair value adjustments to embedded derivatives	(17,339,619)
Charge related to the repricing of the 2007 Debentures	9,404,508
Balance at September 30, 2008	$3,203,065

Footnote No. 5, page 11

(9)
You disclose certain conversion features related to the “Promissory Note with Stockholder - $250,000” and “Promissory Notes - $750,000”.  Please explain how you apply SFAS 133 in assessing whether the conversion feature contained in the “Promissory Notes - $250,000”, “Promissory Notes - $750,000”, and “Promissory Notes - $600,000” qualify as embedded derivative instruments.

Response:

Based on the provisions of the promissory notes, the Company did not apply SFAS 133 in assessing the conversion feature of the promissory notes as it believes the appropriate application of accounting principals is EITF- 00-27: Application of Issue No. 98-5 to Certain Convertible Instruments.

In connection with the foregoing responses, Universal Energy Corp. acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us with any questions you may have.

Kindest Regards,

Dyron M. Watford, Chief Financial Officer, Universal Energy Corp.

cc:	Billy R. Raley, Chief Executive Officer, Universal Energy Corp.
Jim Cross, Cross Fernandez & Riley
Mark Bailey, Mark Bailey & Company